NO ACT

PE
10-15-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10013728

October 18, 2010



Ross A. Fieldston
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10-18-10

Re: Monsanto Company

Dear Mr. Fieldston:

This is in regard to your letter dated October 15, 2010 concerning the shareholder proposal submitted by John Harrington for inclusion in Monsanto's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Monsanto therefore withdraws its September 17, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Carmen Moncada-Terry

Carmen Moncada-Terry
Special Counsel

cc: John Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000




September 17, 2010

VIA EMAIL (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Shareowner Proposal Submitted by Harrington Investments, Inc. for Inclusion in the Proxy Statement of Monsanto Company for its 2011 Annual Meeting**

Ladies and Gentlemen:

Monsanto Company, a Delaware corporation ("Monsanto" or the "Company"), has received a shareowner proposal (the "Proposal") and supporting statement, submitted by John C. Harrington of Harrington Investments, Inc. (the "Proponent"), that the Proponent wishes to have included in Monsanto's proxy statement (the "Proxy Statement") for its 2011 annual meeting of shareowners (the "2011 Annual Meeting"). The Proposal requests that the Company's shareowners vote to amend the Company's Bylaws to establish a "Board Committee on Sustainability." A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, are attached hereto as Exhibit A.

Monsanto is a global agricultural company, with locations and operations in over 60 countries around the world. Monsanto is committed to being a responsible corporate citizen by delivering products that are beneficial to Monsanto's customers and to the environment. A significant tenet of that commitment entails developing sustainable agriculture in local communities and on a global scale. While Monsanto very much appreciates the general concerns raised by the Proponent, the Company is of the view that the Company has substantially implemented the Proposal (as commonly understood under Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Accordingly, on behalf of Monsanto, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement pursuant to Rule 14a-8(j) and hereby request that the Securities and Exchange Commission staff (the "Staff") confirm that it will not recommend enforcement action against Monsanto should Monsanto omit the Proposal from the Proxy Statement.

Pursuant to Rule 14a-8(j), by way of this letter, the Company hereby submits its reasons for excluding the Proposal no later than 80 days before it expects to file its definitive form of proxy with the Commission. While the Company has not yet determined the date of its 2011 Annual Meeting, the Company currently expects the meeting to take place in late January 2011, and it expects to file definitive proxy materials on or about December 8, 2010. Monsanto has notified the Proponent by copy of this letter of its intention to omit the Proposal from the Proxy Statement.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented**

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (Mar. 28, 1991); See also Wal-Mart Stores, Inc. (Mar. 30, 2010) and Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") (adopting interpretive change "to permit the omission of proposals that have been 'substantially implemented by the issuer'"). A proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10) — all that is required is that the company has in place policies and procedures that address the proposal's essential objective satisfactorily. See 1983 Release. See also Caterpillar Inc. (Mar. 11,

2008); Wal-Mart Stores, Inc. (Mar. 10, 2008); PG&E Corp. (Mar. 6, 2008); The Dow Chemical Co. (Mar. 5, 2008); Johnson & Johnson (Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company already had published a report that contained information relating to its environmental initiatives).

The Company believes that the Proposal has been substantially implemented, and that it may properly omit the Proposal from its Proxy Statement in accordance with Rule 14a-8(i)(10). The Proposal calls for the Company's shareowners vote to amend the Company's Bylaws to establish a "Board Committee on Sustainability." Based on the Proponent's supporting statement, this committee would be authorized to initiate, review, and make policy recommendations regarding the Company's preparation to adapt to environmental conditions. The Monsanto Board's Public Policy and Corporate Responsibility Committee (the "Committee") squarely satisfies that request. The Committee's responsibilities are set forth in the Committee's Charter (attached hereto as Exhibit B), which provides, in relevant part, that the Committee must:

- Review and monitor the performance of the Company as it affects communities, customers, other key stakeholders and the environment. Hold periodic meetings with stakeholders to understand external perspectives.

- Review issues affecting the acceptance of Company products in the marketplace, including issues of agricultural biotechnology.

- Identify and investigate significant emerging issues.

Since its establishment in 2000, the Committee (initially denominated the Public Policy Committee) has had oversight responsibilities for Monsanto's performance as it affects communities, customers, other key stakeholders and the environment. As stated above, under its Charter, the Committee is directed to review issues affecting the acceptance of the Company's products in the marketplace, including issues of agricultural biotechnology, and to identify and investigate significant emerging issues. Under this mandate, the Committee has regularly reviewed and discussed matters relating to biotechnology, agricultural productivity, global climate change, resource shortages, biodiversity, water quality, human rights, challenges faced by local farmers, and many other important issues in the agricultural industry. The Committee also holds periodic meetings with various stakeholders to assist the Committee to understand external perspectives on broad environmental, economic and social issues related to the Company's business and the communities involved, and to engage with certain stakeholders with which the Company collaborates on sustainability-focused projects.

Over the last fiscal year alone, the Committee has met five times to carry out its Charter responsibilities, and discussed matters that included sustainable development, sustainable yield initiative metrics, implications of global climate change on agriculture, public/private partnerships in developing countries, corporate social responsibility reporting, human rights, consortia approaches to environmental challenges, and safety programs. The Committee has also met with representatives from groups such as The Nature Conservancy and Conservation International to discuss partnerships in agriculturally important areas and partnerships and problem-solving in developing countries. Additionally, the Committee oversees the Company's issuance of an annual sustainability report, which is publicly available on Monsanto's website at http://www.monsanto.com/SiteCollectionDocuments/2008-2009-csr-report.pdf.

In addition to having a committee of the Board of Directors that addresses the Company's environmental sustainability efforts, Monsanto also has a senior management position dedicated to these important issues. Mr. Jerry Steiner, the Executive Vice President for Sustainability & Corporate Affairs, leads the Corporate Affairs function and is a member of the Company's executive leadership team. He also serves as the management liaison to the Committee, ensuring appropriate management support for the Committee's activities and implementation of positions articulated by the Committee. Recent examples of Mr. Steiner's activities as a key spokesperson for the Company on sustainability matters include a speech this year at the opening day of the annual meeting of the American Farm Bureau Federation, where he emphasized that economic stability for farmers is the key for sustainable agriculture; a statement before the House Foreign Affairs Committee about the Feed the Future Initiative, which provides a framework for addressing the use of more productive and sustainable agriculture development to reduce hunger and poverty; and participation in a Fortune Brainstorm: Green panel discussion about the opportunity and responsibility of business to make investments necessary to have a planet that adequately feeds and houses people in an environmentally sustainable way. Having a senior manager focused on issues pertaining to sustainability ensures that the Committee's objectives are swiftly implemented and that we can address issues of sustainability at all levels of the Company. Indeed, last year, the Company received the Keystone Center's leadership in industry award presented by Carter Roberts of the World Wildlife Fund, which is illustrative of the importance of sustainability to the Company and its Board.

Under the direction of the Committee and the full Board, and with the leadership of Mr. Steiner and other Company executives, the Company has focused on promoting sustainability both within Monsanto's operations and outside the Company. To this end, Monsanto adopted significant sustainable yield commitments to farmers by 2030 which include:

- Developing improved seeds to help farmers double yields from 2000 levels for corn, soybeans, cotton, and spring-planted canola, with a $10 million grant pledged to improve wheat and rice yields;

- Conserving resources through developing seeds that use one-third fewer key resources per unit of output to grow crops while working to lessen habitat loss and improve water quality; and

- Helping improve the lives of all farmers who use Monsanto products, including an additional five million people in resource-poor farm families by 2020.

To meet the Company's 2030 commitments, Monsanto has adopted a new vision for agriculture built upon three pillars: advanced breeding, biotechnology, and improved agronomic practices.

Outside the Company, Monsanto has helped to foster sustainable agriculture by partnering with international organizations and consortia to address key environmental issues. Monsanto is also active in hosting and attending symposia and discussion forums and in working with communities across the world to reduce the impact of natural disaster.

Attached hereto as Exhibit C is information about some of the Company's projects that underscores Monsanto's longstanding commitment to sustainable agriculture. Monsanto would be pleased to provide the Staff with more information about these projects and initiatives upon request.

In short, the Committee has broad oversight of environmental and sustainability issues affecting the Company and regularly reviews and advises on the Company's policies and practices with respect to the environment, climate change, biodiversity, natural resources, biotechnology, agricultural productivity, challenges faced by local farmers, human rights and other emerging issues in the agricultural industry. Long before the introduction of the Proposal, the Committee was already initiating, reviewing, and making policy recommendations regarding the Company's preparation to adapt to environmental conditions — in other words, Monsanto is already addressing the essential objective of the Proposal. In light of the foregoing, any separate "Board Committee on Sustainability" would be redundant to Monsanto's existing governance structure and policies.

**II. Conclusion**

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's Proxy Statement under Rules 14a-8(i)(10). Because this request is being submitted electronically pursuant to guidance found on the Commission's website, the Company is not enclosing or providing the additional six copies ordinarily required by Rule 14a-8(j). The Company is simultaneously providing a copy of this submission to the Proponent.

If you have any questions regarding this matter or require additional information, please contact the undersigned or Ross A. Fieldston of Wachtell, Lipton, Rosen & Katz, counsel to the Company, at (212) 403-1000, or Nancy Hamilton, Deputy General Counsel, Corporate Governance, Monsanto Company at (314) 694-4296. If the Staff does not agree with the conclusions set forth herein, we request that the Staff contact us before issuing any formal written response.

Very truly yours,



Eric S. Robinson

Enclosures

cc. Nancy Hamilton, Monsanto Company
John C. Harrington, Harrington Investments, Inc.

**Monsanto Stockholder Proposal to Amend Corporate Bylaws Establishing a Board Committee on Sustainability**

**RESOLVED:** Amend the Bylaws by inserting a new paragraph 68 as follows:

***68. Board Committee on Sustainability*:** There is established a Board Committee on Sustainability. The committee is authorized to address corporate policies, above and beyond matters of legal compliance, to respond to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change.

*B)* The Board of Directors is authorized in its discretion, consistent with these Bylaws and applicable law to adopt resolutions to: (1) select the members of the Board Committee on Sustainability, (2) provide said committee with funds for operating expenses, (3) adopt guidelines to further define authorities and procedures for the Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, on the Committee's activities, findings and recommendations, and (5) adopt any other measures within the Board's discretion consistent with these Bylaws and applicable law.

C) Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Sustainability shall not incur any costs to the company except as authorized by the Board of Directors.

**Supporting Statement**

The committee would be authorized to initiate, review, and make policy recommendations regarding the company's preparation to adapt to environmental conditions. Issues related to sustainability might include, but are not limited to: global climate change, emerging concerns regarding toxicity of materials, water and other resource shortages, and biodiversity loss. The committee would only be convened and take action if the board of directors selects members of the committee, allocates funds for committee activity and provides any other guidance the board considers appropriate.


HARRINGTON
INVESTMENTS, INC.

August 3, 2010

Monsanto Corporation
Attn: David F. Snively, General Counsel
800 N. Lindbergh Blvd.
St. Louis, MO 63167

**RE: Shareholder Proposal**

Dear Mr. Snively,

As a beneficial owner of Monsanto Corporation company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Monsanto common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington
President

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

charles SCHWAB
INSTITUTIONAL

P O Box 52013, Phoenix, AZ 85072-2013

August 3, 2010

Monsanto Corporation
Attn: David F. Snively, General Counsel
800 N. Lindbergh Blvd
St. Louis, MO 63167

**RE: John Harrington**
**Monsanto (MON) Stock Ownership**

Dear General Counsel:

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of Monsanto stock for at least one year prior to August 3, 2010 (August 3, 2009 to present).

If you need additional information to satisfy your requirements, please contact me at 877-615-2386.

Sincerely,



Alisa Scott
Charles Schwab Advisor Services Group

Cc: John Harrington

Exhibit B

## MONSANTO COMPANY

## PUBLIC POLICY AND CORPORATE RESPONSIBILITY COMMITTEE

1. In accordance with the Company's By-Laws, there shall be a Committee of the Board of Directors to be known as the Public Policy and Corporate Responsibility Committee. The Public Policy and Corporate Responsibility Committee shall consist of two or more members of the Board of Directors.

2. The Public Policy and Corporate Responsibility Committee shall:

   a) Review and monitor the performance of the Company as it affects communities, customers, other key stakeholders and the environment. Hold periodic meetings with stakeholders to understand external perspectives.

   b) Review issues affecting the acceptance of Company products in the marketplace, including issues of agricultural biotechnology.

   c) Identify and investigate significant emerging issues.

   d) Receive periodic reports on the state and effectiveness of the Business Conduct Program from the Company's Director of Business Conduct.

   e) Receive periodic reports regarding the Company's political contributions.

   f) Receive periodic reports regarding the Company's charitable contributions.

   g) Oversee the management of risks related to the Company's interactions with communities, customers, other key stakeholders and the environment, including risks related to reputation.

   h) Perform such other duties and responsibilities as may be assigned to the Public Policy and Corporate Responsibility Committee by the Board of Directors and/or the Chairman of the Board.

   i) Make delegations of authority and responsibilities of the Public Policy and Corporate Responsibility Committee as the Public Policy and Corporate Responsibility Committee deems appropriate and periodically review such delegations.

3. The Public Policy and Corporate Responsibility Committee shall meet at least four times per year. Meetings will be held at the convenience of the members, but, preferably, in advance of meetings of the Board of Directors. Minutes of each meeting shall be kept. The Public Policy and Corporate Responsibility Committee shall report to the full Board at least annually as to the status of Company programs and initiatives on social responsibility.

4. The Public Policy and Corporate Responsibility Committee shall produce and provide to the Board of Directors an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Public Policy and Corporate Responsibility Committee with the requirements of this Charter. The performance evaluation shall also recommend to the Board of Directors any improvements to the Public Policy and Corporate Responsibility's Charter deemed necessary or desirable by the Public Policy and Corporate Governance Committee. The performance evaluation by the Public Policy and Corporate Responsibility Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the Chairperson of the Public Policy and Corporate Responsibility Committee or any other member of the Public Policy and Corporate Responsibility Committee designated by the Committee to make this report.

**Recent Milestones in Monsanto's Commitment to Sustainable Agriculture**

The following are examples of Monsanto's involvement in sustainable agriculture initiatives. Additional information about of initiatives and programs and related information can be found on Monsanto's website at http://www.monsanto.com/ourcommitments/Pages/sustainable-agriculture-commitments-timeline.aspx.

- In 2007, Monsanto joined the Chicago Climate Exchange and committed to reducing its direct carbon emissions from major U.S. operations by six percent below its 2000 levels or purchase carbon emission offsets.
- In March 2008, Monsanto announced it is working with The Keystone Center to launch a new agricultural sustainability effort called the Keystone Initiative on Sustainable Agriculture.
- In March 2008, Monsanto announced its participation in the Water-Efficient Maize for Africa (WEMA) project, a consortium of contributors developing drought-tolerant maize for Africa.
- In June 2008, Monsanto announced its sustainable yield initiative, a three-point commitment to growing crop yields sustainably by developing better seeds, conserving resources, and improving farmers' lives.
- In November 2008, Monsanto and Conservation International joined together to conserve biodiversity and natural habitats in the Cerrado Region of Brazil.
- In December 2008, Monsanto partnered with The Nature Conservancy, the Iowa Soybean Association, Delta Wildlife and The National Audubon Society to address issues of water quality on the Mississippi River.
- In February 2009, Monsanto announced the establishment of Project SHARE (Sustainable Harvest – Agriculture, Resources, Environment) in India, a pilot program developed with the non-profit Indian Society of Agribusiness Professionals that aims to improve the socio-economic conditions of small-hold farmers in India.
- In June 2009, Monsanto opened its Water Utilization Learning Center in Nebraska, a facility designed for studying water-use efficiency technologies such as drought-tolerant cropping systems to help improve farmers' productivity in the Western Great Plains while gaining a better understanding of water use by crops.
- In September 2009, Monsanto partnered with AAPRESID to promote Agricultura Certificada (Certified Agriculture), an initiative that encourages no-till and other sustainable agricultural practices in Argentina.
- In 2010, a small pilot partnership project which had begun in 2007 with the Company, the government of the Indian state of Gujarat and local NGOs, had reached nearly 140,000 subsistence farmers by enabling them to increase corn yields and purchase inputs on a sustainable basis, thereby breaking the cycle of poverty.

WACHTELL, LIPTON, ROSEN & KATZ



51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000



October 15, 2010

VIA EMAIL (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**Re: Monsanto Company**
**Withdrawal of No-Action Request Regarding the Shareowner Proposal of Harrington Investments, Inc.**
**Exchange Act of 1934—Rule 14a-8**

Ladies and Gentlemen:

On September 17, 2010, on behalf of our client, Monsanto Company (the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request relating to the Company's ability to exclude from its proxy materials for its 2011 Annual Shareowners' Meeting a shareowner proposal requesting that the Company establish a Board Committee on Sustainability, submitted by Harrington Investments, Inc. pursuant to Rule 14a-8 under the Exchange Act of 1934 (the "No-Action Request"). The No-Action Request sets forth the basis for our view that the proposal is excludable under Rule 14a-8(i)(10).

Enclosed is a letter delivered to the Company on October 14, 2010, confirming the withdrawal of the foregoing proposal. *See* Exhibit A. Accordingly, in reliance on the letter attached hereto as Exhibit A, we hereby withdraw the No-Action Request.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 403-1340 or Nancy Hamilton, Deputy General Counsel, Corporate Governance, Monsanto Company at (314) 694-4296.

Sincerely,



Ross A. Fieldston

Enclosures

cc: Nancy Hamilton, Monsanto Company
John C. Harrington, Harrington Investments, Inc.

Exhibit A


HARRINGTON
INVESTMENTS, INC.

October 14, 2010

Nancy E. Hamilton
Deputy General Counsel
Corporate Governance, Mergers & Acquisitions
Monsanto Company
800 North Lindbergh Blvd.
St. Louis, Missouri 63167

Dear Ms. Hamilton:

Per your email of October 13 and attachments, including a draft Monsanto Company Public Policy and Corporate Responsibility Committee Charter amendment and draft in-house legal counsel opinion regarding the fiduciary duty of committee members relative to the "sustainability" amendment to the committee charter, I am hereby withdrawing my shareholder resolution proposal to amend the bylaws of our company to create a board committee on sustainability.

I look forward to seeing a final copy of the new committee charter and receiving a signed copy of your legal opinion.

Sincerely,

John Harrington

mln

cc: Securities and Exchange Committee
Sanford Lewis, Esq.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

**From:** Sanford Lewis [sanfordlewis@gmail.com]
**Sent:** Saturday, October 16, 2010 9:45 AM
**To:** shareholderproposals
**Subject:** Withdrawal of Sustainability proposal at Monsanto

Dear Sir or Madame,

My client, John Harrington, has withdrawn his shareowner proposal to amend the Monsanto bylaws to create a sustainability committee. It is our understanding that the company will shortly submit a withdrawal of their no action letter request.

Sanford Lewis
413-549-7333